June 19, 2009

Mr. Robin Freestone
Chief Financial Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

      **Re:**    **Pearson PLC**
              **Form 20-F for the fiscal year ended December 31, 2008**
              **Filed March 26, 2009**
              **File No. 001-16055**

Dear Mr. Freestone:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Regards,


              Amanda Ravitz
              Branch Chief – Legal